SNIPP INTERACTIVE INC.

SNIPP LAUNCHES TWENTY TWO NEW PROGRAMS THIS PAST MONTH,

A NEW RECORD

August 18th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), (TSX.V:SPN) an international provider of incentive marketing technology solutions announced today the launch of twenty two new programs over the past month. The count and description of programs below includes all new program launches between 20th July 2015 and 17th August 2015, although some programs may have already been highlighted in prior press releases.

The twenty-two programs were launched for thirteen unique clients (agencies and brands), seven of whom are existing Snipp customers. Two programs were by Hip Digital, the company recently acquired by Snipp, and one of those programs was an integrated program leveraging Snipp’s receipt processing solution and Hip’s rewards platform. Snipp also launched the first promotion in the UK since opening an office there last month.

David Hargreaves, Chief Client Officer of Snipp, said, “I am very pleased that we have already broken our monthly programs launched record which we had set only two months ago in June. Last week we closed on $530k worth of deals in one day and over $1MM in a single seven day period. We’re on a great run and it’s a testament to the strength of our team and the solutions we have in the marketplace.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

Movie Promotion for flash memory storage devices brand. UK’s leading provider of cinema ticket promotions and vouchers is running a movie promotion on the SnippCheck platform. This is Snipp’s first campaign in the UK since opening an office there a few months ago. Consumers who purchase the brand’s qualifying products at a specific retailer (online or instore) can take a picture of their receipt and submit it online to win a Cineworld Movie Ticket. SnippCheck is validating the receipts for the promotion via an API on the clients’ site. See more here: http://bit.ly/1Jn6FOl

Gift Card Promotion for Industrial & Automotive Lubricant brand. To incentivize sales, a Snipp partner company is running a program for one of its clients on the SnippCheck platform. Consumers who purchase $50 of participating brand products in one shopping trip at select retailers can submit a picture of their receipt to receive a $10 Virtual Visa gift card. See more here: http://bit.ly/1hIzjgu

CPG Health and Wellness Purchase Offer. To drive an increase in basket size at national retailers and key customer accounts, this Fortune 100 company (and repeat Snipp client) has launched a Back to School promotion on the SnippCheck platform. Consumers that spend $20 on at least two different qualifying products can submit a picture of their receipt to receive a $10 Visa reward card by mail. In addition to submitting receipts via text and email, consumers could also send receipts via a SnippCheck widget on the client website.

Back to School Sweeps for Writing Products Brand. A Snipp partner company has created a Back to School Sweepstakes on the SnippCheck platform for a large writing instruments brand. Consumers who purchase 2 or more qualifying packs of writing products can submit a picture of their purchase receipt to receive an entry into a sweepstakes to win a college scholarship. See more here: http://bit.ly/1gREoCs

Retailer-Specific Magazine Promotion for Spices Brand. A leading manufacturer and marketer of spices and seasonings in North America has launched a promotion on the SnippCheck platform to increase basket size for one of their brands at a regional American hypermarket chain. Consumers who spend at least $10 on qualifying products in a single transaction at participating retailer locations can submit their receipt to receive a reward of one magazine subscription. See more here: http://bit.ly/1My7QuN

Retailer-Specific Back to School Promotion for CPG Company. A leading multinational Laundry & Home Care, Beauty Care and Adhesive Technologies company (and repeat Snipp client) has launched a Back to School promotion on the Snipp platform. Consumers who purchase $15 worth of participating products in one shopping trip at a leading chain of stores can send in a picture of their qualifying receipt to receive a $5 retailer Gift card. See more here: http://bit.ly/1LfZk0m

In-app Coupon Offer for Wireless Services Company. A leading coupon site has launched an in app offer via the SnippCheck API. Consumers that submit a qualifying receipt with a minimum spend of $25+ from the Wireless Service stores will receive a $5 Virtual Visa Reward Card.

Retailer-Specific Gift-Card Sweepstakes. Also launched was a campaign for an existing Snipp client, a leader in delivering brand advertising with promotional offers and coupons. The client is running a promotion where shoppers can buy any product featured in a promotional booklet at Walmart and send in a photo of their receipt by email to qualify. Post validation of their receipt by SnippCheck they are entered into a sweepstake to win one of fifteen $100 Walmart eGift cards.

Popcorn Brand Movie promotion. A large microwave popcorn brand brand is running a promotion where consumers who purchase any qualifying product at a leading retailer will receive a code for a $5 print-at-home movie certificate to see an upcoming fantasy film.

Tillage Point Rebate Program. A leading tire, agricultural equipment and construction equipment company (and existing Snipp client) is running a rebate program on the Snipp platform. Customers who purchase at least 5 tillage points can submit a picture of their invoice by text, fax or web and post validation by SnippCheck, receive a $10 branded Reward Card.

Mobile Loyalty Platform Integration. A leading mobile loyalty network company (and repeat client) has integrated SnippCheck into their mobile ad network and launched nine unique programs this past month. Ads displayed across the company’s network direct consumers to a Snipp-enabled promotional microsite. Consumers who purchase qualifying products from any of the participating retailers can snap and upload their qualifying receipts through the microsite. Receipts are submitted via Snipp’s API and once validated, consumers are rewarded accordingly.

Five Quick Service Restaurant Brand Promotions. Consumers could upload a photo of their purchase receipt from any of the five leading fast food retail chains to win loyalty points.

Water Filter Brand Gift Card Promotion. Consumers can upload a photo of their purchase receipt of a leading water filter brand for a chance to win a $100 retailer gift card.

Salad dressing Recipe Promotion. In this promotion, consumers need to submit an image that contains three items: a qualifying salad dressing product, the actual plate/dish of food, and a recipe. SnippCheck’s image validation was used to validate the submissions and once validated, consumers were awarded loyalty points

Nasal Spray Retailer-Specific Promotion. Consumers can submit a picture of their brand purchase receipt from a leading pharmacy chain to win loyalty points.

Vitamin Brand Retailer Specific Promotion. Consumers can purchase qualifying vitamin products from a leading pharmacy chain and submit a picture of their receipt to gain loyalty points.

Milk Promotion Sweepstakes in Canada. To incentivize and reward consumers to drink more milk, a marketing association promoting milk launched a program leveraging SnippCheck. Consumers who purchase four 4 liter jugs of milk during the promotional period at specific retailers will be entered in to a sweepstakes to win daily gift cards and a grand prize at the end of the program. See more here: http://bit.ly/1NBwyre

In addition to the above Snipp campaigns, Hip Digital Media, the company recently acquired by Snipp Interactive also launched two campaigns this month.

Packaged Food Rewards Promotion. A Fortune 500 American packaged foods company launched a rewards program for its brand of kid-friendly meals and snacks on the Snipp and Hip Digital platform. Consumers who purchase three qualifying meals at a leading grocery store in a single transaction can submit a picture of their qualifying receipt to win a $5 Prepaid Visa® Reward. SnippCheck, Snipp’s receipt processing technology validates all submissions, and valid submissions receive a redemption URL to a site where they can register and claim their reward. See more here: http://bit.ly/1WzPInm

Telecommunications Surprise Reward Program. A large telecommunications company has launched a rewards program with Hip Digital. The company will send an email blast to their TV/Internet and Phone/TV/Internet customers surprising them with a reward for being a loyal customer. The email will contain the redemption URL along with a code worth either 10 Credits or 15 Credits that can be used for all content types hosted by Hip Digital. See more here: http://bit.ly/1DYQ4y5

Please visit http://home.snipp.com/clients/ for more Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, rewards, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. In June, 2015, Snipp acquired Hip Digital Media Inc., a leading digital rewards platform.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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